JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

January 25, 2018

Mark Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I – Registration Statement on Form N-14

File No. 333-221840

Dear Mr. Cowan:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“staff”) that you provided telephonically on December 21, 2017 on the registration statement on Form N-14 (the “Registration Statement”) for JPMorgan Trust I (the “Trust”), filed on November 30, 2017, with respect to the reorganization of the JPMorgan U.S. Dynamic Plus Fund (the “Acquired Fund”) with and into the JPMorgan U.S. Large Cap Core Plus Fund (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the definitive Proxy Statement/Prospectus and Statement of Additional Information to be filed pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

COMMENTS

General

1.	Comment: Please provide a proxy card to the staff prior to filing.

Response: The proxy card is attached as Exhibit A to this response letter.

2.	Comment: Please describe any portfolio repositioning that is expected to occur in connection with the reorganization. If estimable, please also provide an estimate of the dollar amount of gain or loss expected to be realized by the fund, and the per-share amount of any distributions to shareholders expected to be made, as a result of the repositioning.

Response: We do not plan on repositioning the Acquired Fund’s portfolio prior to the Reorganization. The combined fund may reposition its portfolio following the Reorganization as the portfolio managers align the combined portfolio with the Acquiring Fund’s investment process and strategy. The sale of such portfolio securities may also result in the realization of net capital gains or losses to the combined fund. The estimated amount of net capital gains to be realized by the combined fund is approximately $53.2 million and the estimated amount of distribution to shareholders of the combined fund is $0.1680 per share as a result of the repositioning. As we view this amount as immaterial, we did not incorporate it into the Proxy Statement/Prospectus.

3.	Comment: The staff notes that there are several sections in the Proxy Statement/Prospectus that include a statement to the effect that the summary or discussion is qualified in its entirety by reference to the Reorganization Agreement or to the Funds’ prospectuses. Please revise the relevant disclosure to remove such statements because the Proxy Statement/Prospectus must contain all material terms.

Response: The requested change will be made.

Letter to Shareholders

4.	Comment: On page ii, please confirm whether the current prospectus for the Acquiring Fund is incorporated by reference. If not, all information regarding the Acquiring Fund required by Item 5 of Form N-14 must be included in this Proxy Statement/Prospectus.

Response: The current prospectus for the Acquiring Fund is not incorporated by reference. We confirm that all information regarding the Acquiring Fund required by Item 5 of Form N-14 will be included in the Proxy Statement/Prospectus.

5.	Comment: On page ii, please include the Securities Act of 1933 File Number for documents incorporated by reference.

Response: The requested change will be made.

6.	Comment: On page ii, please confirm whether the Annual Report for the Acquiring Fund is being incorporated by reference as well.

Response: The Annual Report for the Acquiring Fund is not incorporated by reference.

Proxy Statement/Prospectus

Proposal

7.	Comment: On page 1, consider adding disclosure in the Q&A explaining who is paying for the costs of the reorganization.

Response: The current disclosure on page 2, in response to the “Will I have to pay any sales load, commission, redemption fee, or other transactional fee in connection with the Reorganization” question, already states that JPMIM and/or JPMDS will waive their fees and/or reimburse expenses, as needed, in an amount sufficient to offset costs incurred by the Funds relating to the Reorganization.

8.	Comment: On page 1, please specify the duration of the contractual fee waiver and/or expense reimbursement agreement for each share class of the Acquiring Fund.

Response: The requested change will be made.

9.	Comment: On page 1, please clearly disclose that the gross and net expense ratios of the Acquiring Fund are higher than the expense ratios of the Acquired Fund for each share class and by how much.

Response: The requested change will be made.

10.	Comment: On page 1 and throughout the Registration Statement, please clarify that the “current” expense ratios of the Acquiring Fund and the Acquired Fund are as of June 30, 2017.

Response: The requested changes will be made.

11.	Comment: On page 1 and throughout the filing where appropriate, please explain to the staff why the Acquiring Fund’s expense ratios will increase post-Reorganization.

Response: JPMIM and JPMDS have entered into a contractual expense limitation agreement with each Fund. Under these agreements, the Acquiring Fund’s contractual expense cap is lower than the Acquired Fund’s contractual expense cap. However, as disclosed in the Proxy Statement/Prospectus, these contractual expense limitation agreements exclude certain expenses, including dividend and interest expenses related to short sales. The Acquiring Fund has recently had higher dividend and interest expenses related to short sales, which, because they are excluded from the expense limitation agreements, lead to the estimation that post-Reorganization, the Acquiring Fund’s gross and net expense ratios will be higher than those of the Acquired Fund. As explained in the Proxy Statement/Prospectus, dividend and interest expenses related to short sales are variable expenses and may change from year to year.

12.	Comment: On page 2, please explain or revise the disclosure related to the contractual expense caps. Please also specify the actual expense cap that will be in place for each class.

Response: The requested change will be made.

13.	Comment: On page 2 and throughout the filing, please clarify whether the waivers disclosed in the “Will I have to pay any sales load, commission, redemption fee, or other transactional fee in connection with the Reorganization?” question are in addition to the previously noted contractual expense caps.

Response: The requested change will be made.

14.	Comment: On page 2, for the “Will I have to pay any federal income taxes as a result of the Reorganization?” question, please include a “Yes” or “No” answer.

Response: The requested change will be made.

Summary

15.	Comment: In the Summary, please disclose any main differences in risks between the Acquiring Fund and the Acquired Fund.

Response: On page 14 of the Proxy Statement/Prospectus, the Funds’ Principal Risks are compared in a side-by-side chart. Additionally, beginning on page 14, the Principal Risks disclosure notes when it is only applicable to one of the Funds. We respectfully believe that this adequately addresses the main differences in risks between the Funds.

Comparison of Fees and Expenses

16.	Comment: Please provide a summary of how the fees and expenses to be paid by the Acquiring Fund post-Reorganization compare to the fees and expenses payable by the Acquired Fund. Also, please incorporate any earlier comments on this topic.

Response: We respectfully decline to make this change as we believe that the comparison of fees in the Q&A section (including revisions we will make in response to the staff’s comments), in addition to the share class-by-share class comparison tables showing the fees for the Acquired Fund, the Acquiring Fund and the Pro Forma Combined Fund, adequately discloses how the fees and expenses to be paid by the Acquiring Fund post-Reorganization compare to the fees and expenses payable by the Acquired Fund.

17.	Comment: Please confirm to the staff that the fees in the expense tables beginning on page 7 of the Proxy Statement/Prospectus are the current fees as required by Item 3(a) of Form N-14.

Response: We confirm that the fees in the expense tables are the current fees as required by Item 3(a) of Form N-14.

18.	Comment: On page 6, the pro forma fees and expenses of the combined fund is estimated based on July 1, 2016. The staff notes that the use of July 1, 2016 as the as of date is confusing as the shareholder meeting is not scheduled until March 2018. Please clarify whether this date should be July 1, 2017.

Response: The estimated pro forma fees and expenses of the combined fund presented in the table are based on the amounts that would have been incurred during the combined fund’s most recent fiscal year from July 1, 2016 to June 30, 2017, if the Reorganization had occurred on July 1, 2016. Accordingly, we believe that the reference to July 1, 2016 is accurate and consistent with the requirements of Item 3 of Form N-1A to base “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year. We will make a change to the disclosure to better reflect the fact that the July 1, 2016 is the beginning date of the fiscal year used.

19.	Comment: The expense tables state that there is no Maximum Deferred Sales Charge on the Funds for redemption of Fund shares under $1 million. Please note whether there is a contingent deferred sales charge for redemptions on purchases in excess of $1 million.

Response: Redemptions on purchases of $1 million or more may be subject to a contingent deferred sales charge. The contingent deferred sales charge for redemption of Fund shares in excess of $1 million is disclosed in the “Choosing a Share Class” table in Appendix B.

20.	Comment: Footnote 1 to the expense tables states that expenses have been adjusted to reflect the contractual combination of sub-transfer agency fees into “Service Fees” effective 4/3/17. Please explain.

Response: Effective April 3, 2017, JPMorgan Funds ceased making direct payments to Financial Intermediaries for any applicable sub-transfer agency services. After April 3, 2017, JPMDS made payments to Financial Intermediaries for sub-transfer-agency services from the Fund’s service fee. The expense tables reflect this reallocation of expenses.

21.	Comment: Footnote 3 to the expense tables suggests that these are the expense caps going forward, but not necessarily those currently in effect for the Acquiring Fund. Please reconcile all the disclosure on this point.

Response: Footnote 3 discloses the current fee waiver and/or expense reimbursement for the Acquiring Fund as shown in the Acquiring Fund’s current prospectus, which will continue in effect post-Reorganization. The expiration date for the expense caps noted in footnote 3 is the date upon which the Acquiring Fund’s current expense caps will expire if the proposed merger does not occur.

Information About the Reorganization

22.	Comment: On page 26, please confirm whether the Acquiring Fund’s prospectus is incorporated by reference.

Response: The Acquiring Fund’s prospectus is not incorporated by reference. We have revised the disclosure to remove the reference to the Acquiring Fund’s prospectus.

23.	Comment: On pages 27-28, please note whether there were any material considerations that were adverse to the proposal considered by the Board.

Response: All of the Board’s material considerations in approving the Reorganization are disclosed on page 27 of the Proxy Statement/Prospectus.

24.	Comment: On pages 27-28, please note whether repositioning costs were considered by the Board.

Response: Repositioning costs were considered by the Board and are discussed in the seventh bullet on page 27.

Information About Management of the Funds

25.	Comment: Please confirm that a discussion of the basis the Board used in reapproving the investment advisory agreements for the Funds, referenced on page 30, is available in the semi-annual report for the fiscal period ended December 31, 2016.

Response: We confirm that a discussion of the basis the Board used in reapproving the investment advisory agreements for the Funds is available in the Funds’ semi-annual report for the fiscal period ended December 31, 2016.

Additional Information About the Acquiring Fund and the Acquired Fund

26.	Comment: On page 34, please clarify if the Funds’ prospectuses, SAIs and Annual Reports are incorporated by reference.

Response: As previously disclosed on page ii of the Proxy Statement/Prospectus, the prospectus, SAI and Annual Report for the Acquired Fund and the SAI for the Acquiring Fund are incorporated by reference into the Proxy Statement/Prospectus. We believe that the current disclosure is appropriate and does not need to be clarified because we have previously disclosed that the documents are incorporated by reference. Further, we believe that the purpose of this section is to outline additional information about the Acquiring Fund and the Acquired Fund that is available to shareholders upon request and without charge, consistent with Item 1(b)(4)(iii) of Form N-14.

27.	Comment: In Appendix B, please note whether the reference to Appendix A is a reference to the Appendix to the Proxy Statement/Prospectus or to the Fund’s prospectus.

Response: We will clarify in Appendix B that this refers to Appendix A to the Fund’s prospectus.

Statement of Additional Information

Documents Incorporated by Reference, Including Financial Statements

28.	Comment: On page 1 of the Statement of Additional Information, please include the Securities Act of 1933 File Number for documents incorporated by reference.

Response: The requested change will be made.

Signature Page

29.	Comment: Please confirm that the Acting Treasurer acts in the capacity of Comptroller or Principal Accounting Officer.

Response: We confirm that the Acting Treasurer acts in the capacity of the Principal Accounting Officer.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (212)-270-6803.

Sincerely,

/s/ Zachary E. Vonnegut-Gabovitch

Zachary E. Vonnegut-Gabovitch

Assistant Secretary

Exhibit A

PROXY TABULATOR P.O. BOX 9112 FARMINGDALE, NY 11735	To vote by Internet
	1)	Read the Proxy Statement and have the proxy card below at hand.
	2)	Go to website www.proxyvote.com
	3)	Follow the instructions provided on the website.

To vote by Telephone
	1)	Read the Proxy Statement and have the proxy card below at hand.
	2)	Call 1-800-690-6903
	3)	Follow the instructions.

To vote by Mail
	1)	Read the Proxy Statement.
	2)	Check the appropriate box on the proxy card below.
	3)	Sign and date the proxy card.
	4)	Return the proxy card in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E35054-S66400	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

The Board of Trustees of the JPMorgan U.S. Dynamic Plus Fund (the "Acquired Fund") recommends that you vote "FOR" the proposal below.
	For	Against	Abstain

1.  To approve an Agreement and Plan of Reorganization by JPMorgan Trust I, on behalf of the Acquired Fund and the JPMorgan U.S. Large Cap Core Plus Fund (the "Acquiring Fund"), pursuant to which the Acquired Fund will transfer all of its assets attributable to each class of its shares to the Acquiring Fund in exchange for the corresponding class of shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund followed immediately by the distribution by the Acquired Fund to its shareholders of the portion of shares of the Acquiring Fund to which the shareholder is entitled in complete liquidation of the Acquired Fund.

	☐	☐	☐

2. To transact such other business as may properly come before the Meeting and any adjournments or postponements thereof.

SHARES REPRESENTED BY PROXY WHERE THE SHAREHOLDER HAS NOT MARKED A RESPONSE WILL BE VOTED IN FAVOR OF THE PROPOSAL AND ANY OTHER MATTERS BROUGHT BEFORE THE MEETING WILL BE VOTED BY THE PROXIES IN THEIR DISCRETION. THIS SOLICITATION IS MADE ON BEHALF OF THE BOARD OF TRUSTEES.

Note: Please date and sign exactly as the name appears on this proxy card. When shares are held by joint tenants, at least one holder should sign. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [Joint Owners]	Date

Important Notice Regarding the Availability of Proxy Materials for the Shareholders’ Meeting:

The Proxy Statement is available at www.proxyvote.com.

E35055-S66400

JPMORGAN TRUST I

JPMorgan U.S. Dynamic Plus Fund

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD MARCH 14, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES.

The undersigned hereby appoint(s) Elisaida Poueriet, Joseph Parascondola and Gillian Sands as proxies, each with full power of substitution and revocation, to attend the Special Meeting (and any postponements or adjournments thereof) and to vote all shares of the JPMorgan U.S. Dynamic Plus Fund (the “Fund”), which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Fund to be held at 11:00 A.M., Eastern Time, on March 14, 2018, at the offices of J.P. Morgan Investment Management Inc., 270 Park Avenue, New York, NY 10017, and at any adjournment thereof. All powers may be exercised by two or more of said proxy holders or substitutes voting or acting or, if only one votes and acts, by that one. This proxy shall be voted on the proposal described in the Proxy Statement as specified on the reverse side.

Receipt of the Notice of Special Meeting of Shareholders and the accompanying Proxy Statement is hereby acknowledged.

PLEASE DATE, SIGN AND RETURN PROMPTLY USING THE ENCLOSED, POSTAGE-PAID ENVELOPE WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING

YOU MAY VOTE IN PERSON IF YOU ATTEND